Supplement to Prospectus Supplement dated April 26, 2006 to Prospectus Dated March 31, 2006

$951,361,300
(Approximate)
Mortgage Pass-Through Certificates, Series 2006-AR2

GSR Mortgage Loan Trust 2006-AR2
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

Citibank, N.A.
Trustee

American Home Mortgage Servicing, Inc.
Countrywide Home Loans Servicing LP
GMAC Mortgage Corporation
Lydian Private Bank
National City Mortgage Co.
Residential Funding Corporation
Servicers

This is a supplement to the prospectus supplement dated April 26, 2006 (the “Prospectus Supplement”) to the prospectus dated March 31, 2006 relating to the GSR Mortgage Loan Trust 2006-AR2 Mortgage Pass-Through Certificates, Series 2006-AR2.

Capitalized terms used, but not defined, in this supplement shall have the meanings given them in the Prospectus Supplement.

Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Risk Factors—Default Risk on Mortgage Loans with Interest Only Payments.”

Lack of Liquidity in the Secondary Market May Adversely Affect the Market Value of Your Securities
The secondary mortgage markets are currently experiencing unprecedented disruptions resulting from reduced investor demand for mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. As a result, the secondary market for mortgage-backed securities is experiencing extremely limited liquidity. These conditions may continue or worsen in the future.

(continued on following pages)
Goldman, Sachs & Co.
The date of this supplement is August 22, 2007

Limited liquidity in the secondary market for mortgage-backed securities has had a severe adverse effect on the market value of mortgage-backed securities. Limited liquidity in the secondary market may continue to have a severe adverse effect on the market value of mortgage-backed securities, those securities that are more sensitive to prepayment, credit or interest rate risk and those securities that have been structured to meet the investment requirements of limited categories of investors. See “—Your Investment May Not Be Liquid” in the prospectus supplement.

Debt and Secondary Mortgage Market Conditions Could Have a Material Adverse Impact on Earnings and Financial Condition of Originators and Servicers
Each originator and servicer generally has significant financing needs that it meets, at least in part, through the capital markets, including the debt and secondary mortgage markets. These markets are currently experiencing unprecedented disruptions, which could have an adverse impact on the earnings and financial condition of one or more servicers or originators, particularly in the short term.

Current conditions in the debt markets include reduced liquidity and increased credit risk premiums for certain market participants. These conditions, which increase the cost and reduce the availability of debt, may continue or worsen in the future. There can be no assurance that the originators and servicers will attempt to mitigate the impact of debt market disruptions by obtaining adequate committed and uncommitted credit facilities from reliable sources. Further, there can be no assurance that any such attempt will be successful, that any such credit facilities will be adequate or that the cost of debt will allow such originators and servicers to continue to operate. Generally, an entity’s cost of debt is also dependent on its maintaining its credit ratings. Since originators and servicers are generally highly dependent on the availability of credit to finance their respective operations, disruptions in the debt markets or a reduction in their respective credit ratings, could have an adverse impact on their respective earnings and financial condition, particularly in the short term.

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The secondary mortgage markets are also currently experiencing unprecedented disruptions resulting from reduced investor demand for mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. These conditions may continue or worsen in the future. In light of current conditions, it may become necessary for originators to retain a larger portion of mortgage loans and mortgage-backed securities than such entities would in other environments. There can be no assurance that the capital and liquidity positions of each originator will be sufficient to enable them to hold additional mortgage loans and mortgage backed securities until investor demand improves and yield requirements moderate. As a result, a prolonged period of secondary market illiquidity may reduce loan production volumes and could have an adverse impact on one or more originator’s future earnings and financial condition, which may in turn materially and adversely affect any such originator’s ability to perform its obligations to the trust fund.

Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates.

Pursuant to a Form 8-K filed on July 31, 2007 (the “July 31st Announcement”), American Home Mortgage Investment Corp. (“American Home”) the corporate parent of American Home Mortgage Servicing, Inc., (“American Home Servicing”) and American Home Mortgage Corp. (“American Home Mortgage”), a Servicer and a Seller, respectively, in connection with the GSR Mortgage Loan Trust 2006-AR2 Mortgage Pass-Through Certificates, Series 2006-AR2, announced that on July 27, 2007 its Board of Directors decided to delay payment of its quarterly cash dividend on its common stock and anticipated delaying payment of its quarterly cash dividends on its Series A Cumulative Redeemable Preferred Stock and Series B Cumulative Redeemable Preferred Stock.

According to the July 31st Announcement, American Home stated that the disruption in the credit markets had caused major write-downs of its loan and security portfolios. American Home stated on July 31, 2007 that its lenders had initiated margin calls in response to the decline in the collateral value of certain of its loans and securities held in its portfolio. American Home stated that it had received and paid very significant margin calls and had substantial margin calls pending.

According to the July 31st Announcement, American Home also announced that it was not able to fund its lending obligations on July 30, 2007 of approximately $300 million and anticipated it would not be able to fund approximately $450 to $500 million on July 31, 2007.

Pursuant to a Form 8-K filed on August 3, 2007, American Home announced that on August 2, 2007 it had determined to significantly reduce its operating structure, ceased taking mortgage applications and notified all of its production employees that they will be separated effective August 3, 2007. American Home also stated that its employee base will be reduced from over 7,000 to approximately 750. American Home stated that it was maintaining its thrift and servicing businesses.
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Pursuant to a Form 8-K filed on August 9, 2007 (the “August 9th Announcement”), American Home announced that on August 6, 2007 American Home, together with certain of its subsidiaries, had filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (American Home Mortgage Holdings, Inc., a Delaware corporation, et al. Case No. 07-11047(CSS)).

According to the August 9th Announcement, American Home also announced that in connection with the filing, WL Ross & Co. LLC, through its fund, WLR Recovery Fund III, L.P., had agreed to provide American Home up to $50 million in debtor in possession (“DIP”) financing, subject to court approval. According to the August 9th Announcement, American Home expects the DIP financing to provide it with funding to facilitate the Chapter 11 process.

American Home’s insolvency may have a significant adverse effect on American Home Servicing's and American Home Mortgage's performance of ongoing obligations in respect of the Mortgage Loans it originated and/or services and the Offered Certificates, including certain repurchase and substitution obligations in respect of Mortgage Loans it originated for which a breach of one or more representations and warranties exists. If American Home Mortgage is unable to repurchase Mortgage Loans in the event of breaches of representations and warranties, the performance of the Offered Certificates may be adversely affected, including the inability of the Issuing Entity to pay interest periodically and principal when due.

Additionally, the recent and possible future events described above may adversely affect American Home Servicing's ability to adequately service the related Mortgage Loans and may require that American Home Servicing be terminated as a Servicer. In the event that the servicing of the Mortgage Loans currently serviced by American Home Servicing is transferred to a successor servicer, there may be adverse effects resulting from the transfer. All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons. As a result, the affected Mortgage Loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer. There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance of the Offered Certificates. In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the Offered Certificates.

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